CDN. $800,000,000 (OR EQUIVALENT)

EXTENDIBLE REVOLVING - TERM CREDIT FACILITY

THIRD AMENDING AGREEMENT

AMONG

HARVEST OPERATIONS CORP.
(as Borrower)

AND

THE FINANCIAL AND OTHER INSTITUTIONS NAMED HEREIN FROM TIME TO TIME IN THEIR CAPACITIES AS LENDERS
(as Lenders)

AND

CANADIAN IMPERIAL BANK OF COMMERCE
(as Administrative Agent)

AND

CANADIAN IMPERIAL BANK OF COMMERCE
(as Sole Lead Arranger and Sole Bookrunner)

Dated as of December 16, 2011

Macleod Dixon LLP
Burnet, Duckworth & Palmer LLP

THIRD AMENDING AGREEMENT

THIS THIRD AMENDING AGREEMENT is made effective as of December 16, 2011.

AMONG:

HARVEST OPERATIONS CORP.
as Borrower

- and -

CANADIAN IMPERIAL BANK OF COMMERCE,
as Agent

- and -

THOSE FINANCIAL INSTITUTIONS WHICH ARE OR HEREINAFTER BECOME LENDERS UNDER THIS AGREEMENT
as Lenders

WHEREAS the Borrower, the Agent and the Lenders are parties to the Credit Agreement; and

WHEREAS the parties hereto have agreed to make certain amendments to the Credit Agreement in accordance with this Agreement.

NOW THEREFORE the parties hereto agree as follows:

ARTICLE 1
INTERPRETATION

1.1 Definitions

(a) In this Agreement and the recitals hereto, unless something in the subject matter or the context is inconsistent thereto:

(i) **"Agreement"** means this third amending agreement;

(ii) **"Credit Agreement"** means the amended and restated credit agreement made as of April 30, 2010, among the Borrower, the Lenders and the Agent, as amended by a first amending agreement dated as of December 17, 2010 and a second amending agreement dated April 29, 2011; and

(iii) **"Effective Date"** means the date hereof.

(b) All capitalized terms used but not otherwise defined herein shall have the same meanings given to them in the Credit Agreement.

(c) This Agreement is a "Document" for the purposes of the Credit Agreement.

1.2 Headings

The headings and the Article and Section titles are inserted for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

1.3 References

Except where the context otherwise requires, the words "**hereto**", "**herein**", "**hereunder**", "**herewith**" and similar expressions and the term "**Agreement**" mean and refer to this Agreement.

ARTICLE 2
AMENDMENTS

2.1 Decrease to Applicable Margin

The table in Section 3.2(g) of the Credit Agreement is deleted in its entirety and replaced with the following (and these pricing changes shall apply to existing Obligations which are outstanding on the Effective Date; provided that, with respect to any outstanding Bankers' Acceptances and BA Equivalent Advances which are outstanding as of the Effective Date, no adjustment shall be made until the maturity date of such Bankers' Acceptances and BA Equivalent Advances):

Level	Consolidated Senior Debt to EBITDA Ratio	Canadian Prime Rate Loans/U.S. Base Rate Loans (in bp)	LIBOR Based Loans/Stamping Fee/Issuance Fee (in bp)	Financial Letters of Credit (in bp)	

Commercially sensitive data has been redacted

2.2 Increase to Commitments

(a) The Individual Commitment Amounts of each of the Lenders shall be revised as set forth in Exhibit "A" attached hereto and Schedule B of the Credit Agreement is amended accordingly.

(b) The Aggregate Commitment Amount is increased to $800,000,000.

2.3 Other Amendments

(a) The definition of "**U.S. Base Rate**" is deleted in its entirety and replaced with the following:

""**U.S. Base Rate**" means the greater of (a) variable rate of interest quoted by the Agent from time to time as the reference rate of interest which it employs to determine the interest rate it will charge for demand loans in U.S. Dollars to its customers in Canada and which it designates as its "U.S. Base Rate", (b) the Federal Funds Rate plus 100 Basis Points per annum and (c) the one month LIBOR plus 100 Basis Points per annum.".

(b) Section 2.2(e)(ii) of the Credit Agreement is amended by adding the phrase "the Fronting Lender and the Swingline Lender, each" immediately after "Agent," and replacing the reference to "Section 21.2" with "Section 20.2".

(c) Section 2.8(b) of the Credit Agreement is amended by replacing the reference to "$75,000,000" with "$100,000,000".

(d) Section 2.10(c) of the Credit Agreement is amended by replacing the phrase "the Agent and the Issuing Lender" with the phrase "the Agent, the Fronting Lender and the Swingline Lender".

(e) A new Section 5.9 is added which reads as follows:

"5.9 <u>No Withholdings</u>. Except as required by applicable Law, the Borrower shall make all payments required hereunder, whether by way of principal, interest or otherwise, without regard to any defence, counterclaim or right of set off available to the Borrower and without withholding any Taxes. If the Borrower is required by applicable Law to deduct any withholding Taxes from or in respect of any amounts payable under this Agreement (i) the amounts payable by the Borrower hereunder will be increased by the amount necessary so that after making all required deductions (including deductions applicable to additional sums payable under this Section 5.9) the Agent and the Lenders will receive an amount equal to the sum they would have received had no such deductions been made, (ii) the Borrower will make such deductions and (iii) the Borrower will pay the full amount deducted to the relevant taxing authority or other Administrative Body in accordance with applicable Law. Notwithstanding the foregoing (but without limiting Article 11), unless a Lender is an assignee in circumstances where an Event of Default has occurred and is continuing, the Borrower shall have no obligation to gross up for Taxes withheld wholly because a Lender is a "non-resident" of Canada and deals at "non-arm's length" with the Borrower (both within the meaning of the *Income Tax Act* (Canada))."

(f) Section 7.1 of the Credit Agreement is amended by adding the following phrase at the end thereof:

"(and for such purposes the Agent shall be entitled to rely upon information provided by (i) any Fronting Lender in respect of any Letter of Credit issued by such Fronting Lender and (ii) the Swingline Lender in respect of any Swingline Advances made by the Swingline Lender)".

(g) Section 8.3 of the Credit Agreement is deleted in its entirety and replaced with the following:

"**8.3** **Market Disruption Respecting LIBOR Based Loans.** If, at any time subsequent to the giving of a Notice of Drawdown or Notice of Conversion or Notice of Rollover to the Agent by the Borrower with regard to any requested LIBOR Based Loan:

(a) the Agent (acting reasonably) determines that by reason of circumstances affecting the London interbank market, adequate and fair means do not exist for ascertaining the rate of interest with respect to, or deposits are not available in sufficient amounts in the ordinary course of business at the rate determined hereunder to fund, a requested LIBOR Based Loan during the ensuing LIBOR Period selected;

(b) the Agent (acting reasonably) determines that the making or continuing of the requested LIBOR Based Loan by the Lenders has been made impracticable by the occurrence of an event which materially adversely affects the London interbank market generally; or

(c) the Agent is advised by Lenders holding at least 35% of the Aggregate Commitment Amount by written notice (each, a "**Libor Suspension Notice**"), such notice to be received by the Agent no later than 12:00 noon (Toronto time) on the third Banking Day prior to the date of the requested Drawdown, Rollover or Conversion, as the case may be, that such Lenders have determined (acting reasonably) that LIBOR will not or does not represent the effective cost to such Lenders of United States Dollar deposits in such market for the relevant Interest Period,

then the Agent shall give notice thereof to the Lenders and the Borrower as soon as possible after such determination or receipt of such Libor Suspension Notice, as the case may be, and the Borrower shall, within one Banking Day after receipt of such notice and in replacement of the Notice of Drawdown or Notice of Conversion or Notice of Rollover, as the case may be, previously given by the Borrower, give the Agent a Notice of Drawdown or Notice of Conversion or Notice of Rollover, as the case may be, which specifies the Drawdown of any other Borrowing or the Conversion of the relevant LIBOR Based Loan on the last day of the applicable LIBOR Period into any other Borrowing which would not be affected by the notice from the Agent pursuant to this Section 8.3.

In the event the Borrower fails to give, if applicable, a valid replacement Notice of Conversion or Notice of Rollover with respect to the maturing LIBOR Based Loans which were the subject of a Notice of Conversion or Notice of Rollover, such maturing LIBOR Based Loans shall be converted on the last day of the applicable LIBOR Period into U.S. Base Rate Loans as if a valid replacement Notice of Conversion or Notice of Rollover had been given to the Agent by the Borrower pursuant to the provisions hereof. In the event the Borrower fails to give, if applicable, a valid replacement Notice of Drawdown with respect to a Drawdown originally requested by way of a LIBOR Based Loan, then the Borrower shall be deemed to have requested a Drawdown by way of a U.S. Base Rate Loan in the amount specified in the original Notice of Drawdown and, on the originally requested Drawdown Date, the Lenders (subject to the other provisions hereof) shall make available the requested amount by way of a U.S. Base Rate Loan.".

(h) A new Section 9.6 is added to the Credit Agreement which reads as follows:

"9.6 Market Disruption Respecting Bankers' Acceptances. If:

(a) the Agent (acting reasonably) makes a determination, which determination shall be conclusive and binding upon the Borrower, and notifies the Borrower, that there no longer exists an active market for bankers' acceptances accepted by the Lenders; or

(b) the Agent is advised by Lenders holding at least 35% of the Aggregate Commitment Amount by written notice (each, a "**BA Suspension Notice**") that such Lenders have determined (acting reasonably) that the Discount Rate will not or does not accurately reflect the cost of funds of such Lenders or the discount rate which would be applicable to a sale of Bankers' Acceptances accepted by such Lenders in the market for the applicable term;

then:

(c) the right of the Borrower to request Bankers' Acceptances or BA Equivalent Advances from any Lender shall be suspended until the Agent determines that the circumstances causing such suspension no longer exist, and so notifies the Borrower and the Lenders;

(d) any outstanding Notice of Drawdown requesting a Borrowing by way of Bankers' Acceptances or BA Equivalent Advances shall be deemed to be a Notice of Drawdown requesting a Borrowing by way of a Canadian Prime Rate Loan in the amount specified in the original Notice of Drawdown;

(e) any outstanding Notice of Conversion requesting a Conversion of a Borrowing by way of Canadian Prime Rate Loan, U.S. Base Rate Loan or LIBOR Based Loan into a Borrowing by way of Bankers'

Acceptances or BA Equivalent Advances shall be deemed to be a Notice of Drawdown or Notice of Conversion, as the case may be, requesting a Canadian Prime Rate Loan or a Conversion of such Borrowing into a Borrowing by way of a Canadian Prime Rate Loan, as the case may be; and

(f) any outstanding Notice of Conversion/Rollover/Repayment requesting a Rollover of a Borrowing by way of Bankers' Acceptances or BA Equivalent Advances, shall be deemed to be a Notice of Conversion/Rollover/Repayment requesting a Conversion of such Borrowing into a Borrowing by way of a Canadian Prime Rate Loan.

The Agent shall promptly notify the Borrower and the Lenders of any suspension of the Borrower's right to request Bankers' Acceptances or BA Equivalent Advances and of any termination of any such suspension. A BA Suspension Notice shall be effective upon receipt of the same by the Agent if received prior to 12:00 noon (Toronto time) on a Banking Day and if not, then on the next following Banking Day, except in connection with a Notice of Drawdown or Notice of Conversion or Notice of Rollover previously received by the Agent, in which case the applicable BA Suspension Notice shall only be effective with respect to such previously received Notice of Drawdown or Notice of Conversion or Notice of Rollover if received by the Agent prior to 12:00 noon (Toronto time) two Banking Days prior to the proposed Drawdown Date or the proposed date of the Conversion or Rollover (as applicable) applicable to such previously received Notice of Drawdown or Notice of Conversion or Notice of Rollover, as applicable.".

(i) Article 11 of the Credit Agreement is deleted in its entirety and replaced with the following:

"ARTICLE 11
INCREASED COSTS

11.1 Changes in Law.

(a) If, after the date hereof, the adoption of any applicable Law (whether or not having the force of law) or any change therein or in the interpretation or application thereof by any court or by any Administrative Body or any other entity charged with the interpretation or administration thereof or compliance by a Lender with any request or direction (whether or not having the force of law) of any such authority or entity hereafter:

(i) subjects such Lender to, or causes the withdrawal or termination of a previously granted exemption with respect

to, any Taxes (other than Taxes on such Lender's overall income), or changes the basis of taxation of payments due to such Lender, or increases any existing Taxes (other than Taxes on such Lender's overall income) on payments of principal, interest or other amounts payable by the Borrower to such Lender under this Agreement;

(ii) imposes, modifies or deems applicable any reserve, liquidity, special deposit, regulatory or similar requirement against assets or liabilities held by, or deposits in or for the account of, or loans by such Lender, or any acquisition of funds for loans or commitments to fund loans or obligations in respect of undrawn, committed lines of credit or in respect of Bankers' Acceptances accepted by such Lender;

(iii) imposes on such Lender or requires there to be maintained by such Lender any capital adequacy or additional capital requirements (including, without limitation, a requirement which affects such Lender's allocation of capital resources to its obligations) in respect of any Borrowing or obligation of such Lender hereunder, or any other condition with respect to this Agreement; or

(iv) directly or indirectly affects the cost to such Lender of making available, funding or maintaining any Borrowing or otherwise imposes on such Lender any other condition or requirement affecting this Agreement or any Borrowing or any obligation of such Lender hereunder;

and the result of (i), (ii), (iii) or (iv) above, in the sole determination of such Lender acting in good faith, is:

(v) to increase the cost to such Lender of performing its obligations hereunder with respect to any Borrowing;

(vi) to reduce any amount received or receivable by such Lender hereunder or its effective return hereunder or on its capital in respect of any Borrowing or the Credit Facility; or

(vi) to cause such Lender to make any payment with respect to or to forego any return on or calculated by reference to, any amount received or receivable by such Lender hereunder with respect to any Borrowing or the Credit Facility;

such Lender shall determine that amount of money which shall compensate the Lender for such increase in cost, payments to be

made or reduction in income or return or interest foregone (herein referred to as "**Additional Compensation**"). Notwithstanding anything herein to the contrary, (i) the *Dodd-Frank Wall Street Reform and Consumer Protection Act* and all regulations, requests, rules, guidelines or directives thereunder or issued in connection therewith and (ii) all requests, rules, guidelines or directives promulgated by the Bank for International Settlements, the Basel Committee on Banking Supervision (or any successor or similar authority) or the United States, Canadian or other regulatory authorities, in each case pursuant to Basel III ((i) and (ii) being, the "**New Rules**"), shall in each case be deemed to be a "change in law" for the purposes of this Section 11.1, regardless of the date enacted, adopted or issued, in each case to the extent that such New Rules are materially different from those Laws which are in full force and effect on the Closing Date. Upon a Lender having determined that it is entitled to Additional Compensation in accordance with the provisions of this Section, the Lender shall promptly so notify the Borrower and the Agent. The relevant Lender shall provide the Borrower and the Agent with a photocopy of the relevant law, rule, guideline, regulation, treaty or official directive (or, if it is impracticable to provide a photocopy, a written summary of the same) and a certificate of a duly authorized officer of such Lender setting forth the Additional Compensation and the basis of calculation therefor, which shall be conclusive evidence of such Additional Compensation in the absence of manifest error. The Borrower shall pay to such Lender within 10 Banking Days of the giving of such notice such Lender's Additional Compensation. Each of the Lenders shall be entitled to be paid such Additional Compensation from time to time to the extent that the provisions of this Section are then applicable notwithstanding that any Lender has previously been paid any Additional Compensation.

(b) Each Lender agrees that it will not claim Additional Compensation from the Borrower under Section 11.1(a) if it is not generally claiming similar compensation from its other customers in similar circumstances or in respect of a period greater than 90 days prior to notification of such claim unless, in the latter case, the adopted change or other event or circumstance giving rise to such claim for Additional Compensation is retroactive in effect.

11.2 **Assignment of Affected Borrowing**. In addition to the other rights and options of the Borrower hereunder and notwithstanding any contrary provisions hereof, if a Lender gives the notice provided for in Section 11.1 with respect to any Borrowing (an "**Affected Borrowing**"), the Borrower may, upon two (2) Banking Days notice to that effect given to such Lender and the Agent (which notice shall be irrevocable), require such Lender to assign its Rateable Portion of the Affected Borrowing outstanding together

with accrued and unpaid interest on the principal amount so assigned up to the date of such assignment in the same manner as contemplated in Section 2.2(e) and by paying such Additional Compensation as may be applicable to the date of such payment and upon such assignment and payment being made that Lender's obligations to make such Affected Borrowings to the Borrower under this Agreement shall terminate.

11.3 **Illegality**. If a Lender determines, in good faith, that the adoption of any applicable Law (whether or not having the force of law) or any change therein or in the interpretation or application thereof by any court or by any Administrative Body or any other entity charged with the interpretation or administration thereof or compliance by a Lender with any request or direction (whether or not having the force of law) of any such authority or entity, now or hereafter makes it unlawful or impossible for any Lender to make, fund or maintain a Borrowing under the Credit Facility or to give effect to its obligations in respect of such a Borrowing, such Lender may, by written notice thereof to the Borrower and to the Agent declare its obligations under this Agreement in respect of such Borrowing to be terminated whereupon the same shall forthwith terminate, and the Borrower shall, within the time required by such law (or at the end of such longer period as such Lender at its discretion has agreed), either effect a Conversion of such Borrowing in accordance with the provisions hereof (if such Conversion would resolve the unlawfulness or impossibility) or prepay the principal of such Loan together with accrued interest, such Additional Compensation as may be applicable with respect to such Loan to the date of such payment and all costs, losses and expenses incurred by the Lenders by reason of the liquidation or re-deployment of deposits or other funds or for any other reason whatsoever resulting from the repayment of such Borrowing or any part thereof on other than the last day of the applicable LIBOR Period (in the case of LIBOR Based Loans) or term (in the case of Bankers' Acceptances and BA Equivalent Advances). If any such change shall only affect a portion of such Lender's obligations under this Agreement which is, in the opinion of such Lender and the Agent, severable from the remainder of this Agreement so that the remainder of this Agreement may be continued in full force and effect without otherwise affecting any of the obligations of the Agent, the other Lenders or the Borrower hereunder, such Lender shall only declare its obligations under that portion so terminated."

(j) Article 19 of the Credit Agreement is deleted in its entirety and replaced with the following:

"19.1 Exchange and Confidentiality of Information

(a) Each of the Agent and the Lenders acknowledges the confidential nature of the Information (as defined below) and agrees to use all

reasonable efforts to prevent the disclosure thereof; provided, however, that:

(i) the Agent and the Lenders may disclose all or any part of the Information if, in their reasonable opinion, such disclosure is required in connection with any actual or threatened judicial, administrative or governmental proceedings including, without limitation, proceedings initiated under or in respect of this Agreement;

(ii) the Agent and the Lenders shall incur no liability in respect of any Information required to be disclosed by any applicable law or regulation, or by applicable order, policy or directive having the force of law, to the extent of such requirement;

(iii) the Agent and the Lenders may provide Lenders' legal counsel and their other agents and professional advisors with any Information; provided that such Persons shall be under a like duty of confidentiality to that contained in this Section;

(iv) the Agent and each of the Lenders may provide their insurers and re-insurers and any actual or prospective counterparty (or its advisors) to any securitization, swap or derivative transaction relating to the Borrower, its Subsidiaries and the Obligations with any Information; provided that such Persons shall be under a like duty of confidentiality to that contained in this Section;

(v) the Agent and the Lenders may disclose the Information to (A) any other Lender or (B) any assignee or participant or bona fide prospective assignee or participant pursuant to Section 20.2, in each case where such Person agrees to be under a like duty of confidentiality to that contained in this Section; and

(vi) the Agent and the Lenders may disclose all or any part of the Information so as to enable the Agent or any Lender to initiate any lawsuit against the Borrower or to defend any lawsuit commenced by the Borrower the issues of which touch on the Information, but only to the extent such disclosure is necessary to the initiation or defense of such lawsuit.

(b) Each of the Agent and the Lenders acknowledges and agrees that the Information cannot be used for any purposes other than in connection with matters relating to this Agreement.

(c) For the purposes of this Section 19.1, "**Information**" means the financial, operational and other information and data provided to the Agent and the Lenders from time to time by the Borrower or any Subsidiary pursuant to this Agreement, but shall exclude information and data (i) which is or becomes readily available to the public (other than by a breach hereof) or which has been made readily available to the public by the Borrower or its Subsidiaries, (ii) which the Agent or the relevant Lender can show was, prior to receipt thereof from the Borrower or any Subsidiary, lawfully in the Agent's or relevant Lender's possession and not then subject to any obligation on its part to the Borrower to maintain confidentiality, or (iii) which the Agent or the relevant Lender received from a third party who was not, to the knowledge of the Agent or such Lender, under a duty of confidentiality to the Borrower at the time the information was so received.

(k) Section 21.19(b) of the Credit Agreement is amended by inserting the phrase "conversion of a" immediately before "Swingline Advance" and the phrase "into a Syndicated Borrowing" immediately after "Swingline Advance" in the third line.

(l) Section 21.19(c)(i) of the Credit Agreement is amended by replacing the reference to "Section 6.2" in the second last line with "Sections 6.2(b) and 6.2(c)".

(m) Section 21.19 (c)(ii) of the Credit Agreement is amended by deleting "; and" at the end of the clause and adding the following phrase immediately thereafter:

", and if such Defaulting Lender shall fail to provide such cash collateral, then, at the request of the applicable Issuing Lender, the Borrower shall provide such cash collateral to the Agent; and".

(n) Section 21.19(c)(iii) of the Credit Agreement is amended by deleting the period at the end of the clause and adding the following immediately thereafter:

", and if the Borrower provided cash collateral pursuant to clause (ii) above, the Borrower shall not be required to pay the Issuance Fee attributable to the cash collateralized exposure of such Letter of Credit.".

(o) The following is added as a new Section 22.13 (and current Sections 22.13 and 22.14 are renumbered as Sections 22.14 and 22.15, respectively):

"22.13 <u>Replacement of Lender</u>.

In the event:

(a) the Borrower is required to pay any Lender any additional amounts as a result of applying Section 11.1 or receives a notice as contemplated under Section 11.3;

(b) any Lender shall become a Defaulting Lender; or

(c) any Lender shall withhold its approval to a proposed consent under, waiver of or amendment to the Documents which is approved by the Majority Lenders (any such Lender being a "**Non-Consenting Lender**");

(any such Lender being a "**Subject Lender**"), the Borrower may, in its sole discretion (i) request the Agent to use reasonable efforts to obtain a replacement financial institution to acquire and assume all of the Subject Lender's Obligations and Individual Commitment Amount (a "**Replacement Lender**"); (ii) request one or more of the other Lenders to acquire and assume all or part of the Subject Lender's Obligations and Individual Commitment Amount (there being no obligation on the other Lenders to do so); (iii) designate a Replacement Lender acceptable to the Agent, acting reasonably, to acquire and assume all of the Subject Lender's Obligations and Individual Commitment Amount; or (iv) elect to terminate the Individual Commitment Amount of the Subject Lender on fifteen (15) Banking Days' notice to the Agent and such Lender, without terminating any or all of the Individual Commitment Amounts of any other Lenders; provided that the Borrower shall not be entitled to replace or repay a Subject Lender pursuant to this Section 22.13 unless all Subject Lenders are being treated in an equivalent manner. Any such replacement, acquisition and assumption, designation or termination shall only be effective upon the Subject Lender receiving, as applicable, payment of, or the purchase price for, all outstanding principal amounts owing to the Subject Lender hereunder (and accrued and unpaid interest and fees thereon to the date of such event), or such lesser amount as may be agreed by the Subject Lender, and adequate provision, satisfactory to the Subject Lender (acting reasonably), being made for (w) payment at maturity of the face amount of Bankers' Acceptances outstanding hereunder which were accepted by the Subject Lender; (x) indemnification, cash collateralization or release of the Subject Lender from its obligations in respect of any outstanding Letters of Credit or Swingline Advances; (y) any costs, losses, premiums or expenses incurred by the Subject Lender by reason of a liquidation or re-deployment of deposits or other funds in respect of LIBOR Based Loans outstanding hereunder; and (z) in any case, payment of all other amounts accrued to the date of such event which are owed to the Subject Lender hereunder. Any such acquisition and assumption by a Replacement Lender shall be made pursuant to and in accordance with the provisions of Section 20.2. Any such replacement or repayment of a Non-Consenting Lender shall only be permitted if, after doing so, the proposed

consent, waiver or amendment will be approved in accordance with the Documents.".

ARTICLE 3
CONDITIONS

3.1 Conditions Precedent

This Agreement shall become effective on the Effective Date, provided that the following conditions have been met on or prior to such date (unless waived in writing by all Lenders):

(a) the receipt by the Agent, for and on behalf of the Lenders, of an executed copy of this Agreement (including the Confirmation of Guarantees attached hereto);

(b) the representations and warranties in Article 13 of the Credit Agreement (other than Section 13.1(j)) shall be true, complete and correct on and with effect from the date of this Agreement;

(c) the receipt by the Agent, for and on behalf of the Lenders, of the extension fee referred to in Section 3.2;

(d) the receipt by the Agent of favourable legal opinions of Borrower's Counsel and Lenders' Counsel in respect of each Harvest Party; and

(e) the receipt by the Agent of the following in respect of each Harvest Party (unless otherwise specified):

    (i) a certificate of status, certificate of compliance, good standing or similar certificate issued by an appropriate Administrative Body of the jurisdiction of organization of such Person, to the extent such certificate is issued by an Administrative Body in such jurisdiction;

    (ii) in respect of the Borrower, a certificate of incumbency with specimen signatures of the individuals executing this Agreement; and

    (iii) in respect of the Borrower and each Restricted Subsidiary, a certificate from an officer of such Subsidiary attaching certified copies of (A) any amendments to its constating documents since April 30, 2010 and (B) resolutions of its governing body authorizing the execution and delivery of this Agreement or the Confirmation of Guarantees attached hereto, as applicable.

3.2 Increase Fee

On the Effective Date, the Borrower shall pay to the Agent, for and on behalf of each applicable Lender, a fee of   bps based on the incremental increase to each Lender's Individual Commitment Amount.

Commercially sensitive data has been redacted

ARTICLE 4
REPRESENTATIONS AND WARRANTIES

4.1 Representations and Warranties

The Borrower represents and warrants as follows to the Agent and to each of the Lenders and acknowledges and confirms that the Agent and each of the Lenders is relying upon such representations and warranties:

(a) **Status**. The Borrower is a corporation duly amalgamated and validly existing under the laws of the Province of Alberta.

(b) **Authority**. The Borrower has full corporate power and capacity to enter into and perform its obligations under this Agreement.

(c) **Valid Authorization**. The Borrower has taken all necessary corporate action to authorize the creation, execution and delivery of, and performance of its obligations under, this Agreement and this Agreement has been duly executed and delivered in accordance with such corporate action.

(d) **Validity and Enforceability**. This Agreement, and the Credit Agreement as amended by this Agreement, constitute valid and legally binding obligations of the Borrower and are enforceable against it in accordance with their respective terms, subject only to applicable bankruptcy, insolvency and other laws of general application limiting the enforceability of creditors' rights, and to general principles of equity, including the fact that specific performance is an equitable remedy, available only in the discretion of the court.

(e) **No Violation, Breach, Conflict etc**. The execution and delivery of this Agreement, and its terms does not conflict with or contravene or constitute a default or create any encumbrance under:

(i) the constating documents or by-laws of the Borrower or any resolutions passed by the directors of the Borrower; or

(ii) any applicable Laws.

(f) **No Default**. No Default or Event of Default has occurred or is continuing.

The representations and warranties set out in this Agreement shall survive the execution and delivery of this Agreement and the making of each Drawdown, notwithstanding any investigations or examinations which may be made by the Agent, the Lenders or counsel to the Agent and the Lenders. Such representations and warranties shall survive until the Credit Agreement has been terminated.

ARTICLE 5
MISCELLANEOUS

5.1 Ratification

Except as amended pursuant to the terms hereof, the Credit Agreement and all other Documents are hereby ratified and confirmed as being in full force and effect.

5.2 Whole Agreement

The Credit Agreement, as amended by this Agreement, together with the other Documents, constitute the whole and entire agreement between the parties and cancels and supersedes any prior agreements, undertakings, declarations and representations, written or verbal, in respect of the subject matter of the Credit Agreement, as amended by this Agreement, and the other Documents.

5.3 Further Assurances

Each of the Borrower, the Agent and the Lenders shall do all such further acts and things and execute and deliver all such further documents as shall be reasonably required in order to fully perform and carry out the terms of this Agreement.

5.4 Governing Law

The parties agree that this Agreement is conclusively deemed to be made under, and for all purposes to be governed by and construed in accordance with, the laws of the Province of Alberta and of Canada applicable therein.

5.5 Time of the Essence

Time shall be of the essence of this Agreement.

5.6 Counterpart Execution

This Agreement may be executed in any number of counterparts and by different parties in separate counterparts and by facsimile or other electronic means, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same instrument.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF the parties have executed this Agreement by their authorized officers or representatives.

HARVEST OPERATIONS CORP., as Borrower

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

CANADIAN IMPERIAL BANK OF COMMERCE, as Agent, Issuing Lender and Lender

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

THE TORONTO-DOMINION BANK, as Lender

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

THE BANK OF NOVA SCOTIA, as Lender

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

HSBC BANK CANADA, as Lender

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

NATIONAL BANK OF CANADA, as Lender

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

IN WITNESS WHEREOF the parties have executed this Agreement by their authorized officers or representatives.

HARVEST OPERATIONS CORP., as Borrower

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

CANADIAN IMPERIAL BANK OF COMMERCE, as Agent, Issuing Lender and Lender

Per: ______________________
Name: Scott Fraser
Title: Director

Per: ______________________
Name: Chris Perks
Title: Managing Director

THE TORONTO-DOMINION BANK, as Lender

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

THE BANK OF NOVA SCOTIA, as Lender

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

HSBC BANK CANADA, as Lender

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

NATIONAL BANK OF CANADA, as Lender

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

IN WITNESS WHEREOF the parties have executed this Agreement by their authorized officers or representatives.

HARVEST OPERATIONS CORP., as Borrower

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

CANADIAN IMPERIAL BANK OF COMMERCE, as Agent, Issuing Lender and Lender

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

THE TORONTO-DOMINION BANK, as Lender

Per: ______________________
Name: Clark Terriff
Title: Managing Director

Per: ______________________
Name: Paul Gill
Title: Vice President

THE BANK OF NOVA SCOTIA, as Lender

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

HSBC BANK CANADA, as Lender

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

NATIONAL BANK OF CANADA, as Lender

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

IN WITNESS WHEREOF the parties have executed this Agreement by their authorized officers or representatives.

HARVEST OPERATIONS CORP., as Borrower

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

CANADIAN IMPERIAL BANK OF COMMERCE, as Agent, Issuing Lender and Lender

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

THE TORONTO-DOMINION BANK, as Lender

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

THE BANK OF NOVA SCOTIA, as Lender

Per: ______________________
Name: Richard D. Lee
Title: Managing Director

Per: ______________________
Name: Beau Filkowski
Title: Associate

HSBC BANK CANADA, as Lender

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

NATIONAL BANK OF CANADA, as Lender

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

IN WITNESS WHEREOF the parties have executed this Agreement by their authorized officers or representatives.

HARVEST OPERATIONS CORP., as Borrower

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

CANADIAN IMPERIAL BANK OF COMMERCE, as Agent, Issuing Lender and Lender

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

THE TORONTO-DOMINION BANK, as Lender

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

THE BANK OF NOVA SCOTIA, as Lender

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

HSBC BANK CANADA, as Lender

Per: [signature]
Name: VIVEK VARMA
Title: DIRECTOR

Per: [signature]
Name: FABRIZIO CARZANO
Title: VP

NATIONAL BANK OF CANADA, as Lender

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

1935084-6

IN WITNESS WHEREOF the parties have executed this Agreement by their authorized officers or representatives.

HARVEST OPERATIONS CORP., as Borrower

Per: ____________________________
Name:
Title:

Per: ____________________________
Name:
Title:

CANADIAN IMPERIAL BANK OF COMMERCE, as Agent, Issuing Lender and Lender

Per: ____________________________
Name:
Title:

Per: ____________________________
Name:
Title:

THE TORONTO-DOMINION BANK, as Lender

Per: ____________________________
Name:
Title:

Per: ____________________________
Name:
Title:

THE BANK OF NOVA SCOTIA, as Lender

Per: ____________________________
Name:
Title:

Per: ____________________________
Name:
Title:

HSBC BANK CANADA, as Lender

Per: ____________________________
Name:
Title:

Per: ____________________________
Name:
Title:

NATIONAL BANK OF CANADA, as Lender

Per: [signature]
Name: Doug Ruzicki
Title: Authorized Signatory

Per: [signature]
Name: Greg Steidl
Title: Authorized Signatory

18350884v6

UNION BANK, CANADA BRANCH, as Lender

Per: ______________________
Name: Larry Sagriff
Title: Vice President

Per: ______________________
Name:

JPMORGAN CHASE BANK, N.A., as Lender

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

ROYAL BANK OF SCOTLAND N.V. (CANADA) BRANCH, as Lender

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

BANK OF AMERICA, N.A., CANADA BRANCH, as Lender

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

BARCLAYS BANK PLC, as Lender

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

UNION BANK, CANADA BRANCH, as Lender

Per: ______________________________
Name:
Title:

Per: ______________________________
Name:

BANK OF AMERICA, N.A., CANADA BRANCH, as Lender

Per: ______________________________
Name: JAMES K.G. CAMPBELL
Title: DIRECTOR

Per: ______________________________
Name:
Title:

JPMORGAN CHASE BANK, N.A., as Lender

Per: ______________________________
Name:
Title:

Per: ______________________________
Name:
Title:

BARCLAYS BANK PLC, as Lender

Per: ______________________________
Name:
Title:

Per: ______________________________
Name:
Title:

ROYAL BANK OF SCOTLAND N.V. (CANADA) BRANCH, as Lender

Per: ______________________________
Name:
Title:

Per: ______________________________
Name:
Title:

UNION BANK, CANADA BRANCH, as Lender

Per: ____________________________
Name:
Title:

Per: ____________________________
Name:

JPMORGAN CHASE BANK, N.A., as Lender

Per: ____________________________
Name: DEBRA HRELJA
Title: VICE PRESIDENT

Per: ____________________________
Name:
Title:

ROYAL BANK OF SCOTLAND N.V. (CANADA) BRANCH, as Lender

Per: ____________________________
Name:
Title:

Per: ____________________________
Name:
Title:

BANK OF AMERICA, N.A., CANADA BRANCH, as Lender

Per: ____________________________
Name:
Title:

Per: ____________________________
Name:
Title:

BARCLAYS BANK PLC, as Lender

Per: ____________________________
Name:
Title:

Per: ____________________________
Name:
Title:

UNION BANK, CANADA BRANCH, as Lender

Per: ______________________________
Name:
Title:

Per: ______________________________
Name:

JPMORGAN CHASE BANK, N.A., as Lender

Per: ______________________________
Name:
Title:

Per: ______________________________
Name:
Title:

ROYAL BANK OF SCOTLAND N.V. (CANADA) BRANCH, as Lender

Per: ______________________________
Name:
Title:

Per: ______________________________
Name:
Title:

BANK OF AMERICA, N.A., CANADA BRANCH, as Lender

Per: ______________________________
Name:
Title:

Per: ______________________________
Name:
Title:

BARCLAYS BANK PLC, as Lender

Per: ______________________________
Name: Michael Mozer
Title: Vice President

UNION BANK, CANADA BRANCH, as Lender

Per: __________________________
Name:
Title:

Per: __________________________
Name:

JPMORGAN CHASE BANK, N.A., as Lender

Per: __________________________
Name:
Title:

Per: __________________________
Name:
Title:

THE ROYAL BANK OF SCOTLAND N.V., (CANADA) BRANCH, as Lender

Per: __________________________
Name:
Title:

Per: __________________________
Name:
Title:

Brad Crilly
Managing Director

BANK OF AMERICA, N.A., CANADA BRANCH, as Lender

Per: __________________________
Name:
Title:

Per: __________________________
Name:
Title:

BARCLAYS BANK PLC, as Lender

Per: __________________________
Name:
Title:

Per: __________________________
Name:
Title:

CONFIRMATION OF GUARANTEES

For good and valuable consideration (the receipt and sufficiency of which are hereby conclusively acknowledged), each of the undersigned hereby (a) consents to the amendments contained in the Agreement and (b) confirms and agrees that the Affiliate Guarantee and Subordination Agreement to which it is a party (and dated February 3, 2006 in the case of Breeze Resources Partnership, Hay River Partnership, Harvest Breeze Trust No.1 and Harvest Breeze Trust No.2, October 19, 2006 in the case of North Atlantic Refining Limited and April 30, 2010 in the case of 1496965 Alberta Ltd.) is and shall remain in full force and effect in all respects notwithstanding the Agreement and the amendments therein contained and shall continue to exist and apply to all of the Harvest Lender Obligations (as defined in such Affiliate Guarantee and Subordination Agreement), including, without limitation, the Obligations of the Borrower under, pursuant to or relating to the Credit Agreement as amended by the Third Amending Agreement. This Confirmation is in addition to and shall not limit, derogate from or otherwise affect the provisions of the Affiliate Guarantee and Subordination Agreements including, without limitation, Article 5 thereof.

Capitalized terms used herein without express definition shall have the same meanings herein as are ascribed thereto in the Credit Agreement as amended by the Third Amending Agreement.

1496965 ALBERTA LTD.

Per: ____________________
Name:
Title:

NORTH ATLANTIC REFINING LIMITED

Per: ____________________
Name:
Title:

1496965 ALBERTA LTD., in its capacity as trustee of HARVEST BREEZE TRUST NO. 2, in its capacity as managing partner of BREEZE RESOURCES PARTNERSHIP

Per: ____________________
Name:
Title:

1496965 ALBERTA LTD., in its capacity as trustee of HARVEST BREEZE TRUST NO. 2, in its capacity as managing partner of HAY RIVER PARTNERSHIP

Per: ____________________
Name:
Title:

1496965 ALBERTA LTD., in its capacity as trustee of HARVEST BREEZE TRUST NO. 1

Per: ____________________
Name:
Title:

1496965 ALBERTA LTD., in its capacity as trustee of HARVEST BREEZE TRUST NO. 2

Per: ____________________
Name:
Title:

EXHIBIT "A"

COMMITMENTS

LENDERS AND INDIVIDUAL COMMITMENT AMOUNTS

Lender	**Individual Commitment Amount (Cdn. $)**
Canadian Imperial Bank of Commerce	$ 144,000,000
The Toronto-Dominion Bank	$ 116,000,000
HSBC Bank Canada	$ 116,000,000
The Bank of Nova Scotia	$ 100,000,000
National Bank of Canada	$ 100,000,000
Bank of America, N.A., Canada Branch	$ 64,000,000
Union Bank, Canada Branch	$ 40,000,000
JPMorgan Chase Bank, N.A.	$ 40,000,000
The Royal Bank of Scotland N.V., (Canada) Branch	$ 40,000,000
Barclays Bank PLC	$ 40,000,000
Aggregate Commitment Amount:	**$ 800,000,000**